EXECUTION VERSION

UTI WORLDWIDE INC.,

AS ISSUER,

TO

WELLS FARGO BANK, NATIONALASSOCIATION,

AS TRUSTEE
___________________________

FIRST SUPPLEMENTAL INDENTURE

DATED AS OF JANUARY 22, 2016

SUPPLEMENTING AND AMENDING THE INDENTURE
DATED AS OF MARCH 4, 2014

(4.50% Convertible Senior Notes due 2019)

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of January 22, 2016, (hereinafter called the “Supplemental Indenture”), is by and among UTI WORLDWIDE INC., a business company incorporated under the laws of the British Virgin Islands (hereinafter called the “Company”), and WELLS FARGO BANK, NATIONALASSOCIATION, a national banking association, as Trustee hereunder (hereinafter called the “Trustee”).

WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of March 4, 2014 (the “Original Indenture”), relating to the issuance by the Company of 4.50% Convertible Senior Notes due 2019 (the “2019 Notes”);

WHEREAS, the Company is a party to that certain Merger Agreement (including a form of plan of merger and articles of merger) among DSV A/S (“DSV”) and Louvre Acquisitionco, Inc. (“Merger Sub”), dated as of October 9, 2015 (the “Merger Agreement”), whereby, at the effective time of the transactions contemplated therein (the “Effective Time”), Merger Sub will be merged with and into the Company, and each ordinary share of the Company, no par value, will be converted into the right to receive $7.10 in cash, without interest, (the “Ordinary Share Merger Consideration”) with the Company surviving the merger as an indirect wholly-owned subsidiary of DSV (collectively referred to herein as the “Merger”) with the Merger constituting a Merger Event under the Original Indenture;

WHEREAS, the Company has duly authorized the execution and delivery of this Supplemental Indenture;

WHEREAS, Section 14.07 of the Original Indenture provides that in the event of a Merger Event, then prior to or at the effective time of such Merger Event the Company shall execute with the Trustee a supplemental indenture permitted under Section 10.01(h) of the Original Indenture;

WHEREAS, the Company has furnished the Trustee with an Officers’ Certificate and an Opinion of Counsel complying with the requirements of Article 10 of the Original Indenture, stating that the execution of this Supplemental Indenture is permitted or authorized by the Original Indenture, and that this Supplemental Indenture is the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms;

WHEREAS, all things necessary to make this Supplemental Indenture a valid agreement of the Company and the Trustee and a valid amendment of, and supplement to, the Original Indenture have been done.  The entry into this Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Original Indenture;

NOW THEREFORE:

It is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the 2019 Notes, as follows:

ARTICLE I

RELATION TO ORIGINAL INDENTURE;
DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.1         Definitions. For all purposes of the Original Indenture and this Supplemental Indenture as they relate to the 2019 Notes, except as otherwise expressly provided or unless the context otherwise requires:

(a)	capitalized terms used but not defined herein are used as they are defined in the Original Indenture;

(b)	the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision.

ARTICLE II

CONVERSION INTO ORDINARY SHARE MERGER CONSIDERATION

Section 2.1         Effect of Merger.  In accordance with Section 14.07 of the Original Indenture, from and after the Effective Time of the Merger, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the Ordinary Share Merger Consideration which such Holder would have received upon consummation of the Merger if such Holder had converted such $1,000 principal amount of Notes into Ordinary Shares (as defined in the Original Indenture) immediately before the Effective Time of the Merger.

Section 2.2         Adjustments to Conversion Price.  As and to the extent required by Section 14.07 of the Original Indenture, any Ordinary Shares that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 14.02 shall instead be deliverable in the Ordinary Share Merger Consideration that number of Ordinary Shares would have been entitled to receive as a result of the Merger.

ARTICLE III

MISCELLANEOUS

Section 3.1         Concerning the Trustee; Force Majeure.  The Trustee assumes no duties, responsibilities or liabilities by reason of this Supplemental Indenture other than as set forth in the Original Indenture.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 3.2         Supplemental Indenture Controls.  In the event of a conflict or inconsistency between the Original Indenture and this Supplemental Indenture, the provisions of this Supplemental Indenture shall control.

Section 3.3         Governing Law.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Section 3.4         Multiple Originals.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.  One originally signed copy is enough to prove this Supplemental Indenture.

Section 3.5         Confirmation of Indenture.  The Original Indenture, as supplemented and amended by this Supplemental Indenture, is in all respects hereby adopted, ratified and confirmed by the Company and the Trustee.

Section 3.6         Headings and Table of Contents.  The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

IN WITNESS WHEREOF, the undersigned, being duly authorized, have executed this Supplemental Indenture on behalf of the respective parties hereto as of the date first above written.

UTI WORLDWIDE INC.

By:	/s/Lance E. D’Amico
	Name:	Lance E. D’Amico
	Title:	Chief Administrative Officer

Attest:

/s/ Richard Rodick
	Name:	Richard Rodick
	Title:	Chief Financial Officer

UTi Signature Page
First Supplemental Indenture for 2019 Notes

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/Michael Tu
	Name:	Michael Tu
	Title:	Assistant Vice President

Trustee Signature Page
First Supplemental Indenture for 2019 Notes